UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            LIFECORE BIOMEDICAL, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    532187107
                                 --------------
                                 (CUSIP Number)


                                John E. Runnells
                            The Vertical Group, L.P.
                                 18 Bank Street
                                Summit, NJ 07901
                                 (908) 277-3737
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 5, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 532187107                                            Page 2 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |            The Vertical Fund Associates, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |            WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      |      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |            Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        333,100
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        333,100
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         333,100
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    |   EXCLUDES CERTAIN SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |         2.7%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |         PN
    |
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 532187107                                            Page 3 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |            Vertical Life Sciences, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |            WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      |      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |            Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        269,100
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        269,100
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         269,100
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    |   EXCLUDES CERTAIN SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |         2.2%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |         PN
    |
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 532187107                                            Page 4 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |            Stephen D. Baksa
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |            PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      |      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |            U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        114,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        602,200
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        114,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        602,200
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         716,200
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    |   EXCLUDES CERTAIN SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |         5.8%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |         IN
    |
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 532187107                                            Page 5 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |            Jack W. Lasersohn
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |            PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      |      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |            U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        20,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        602,200
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        20,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        602,200
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         622,200
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    |   EXCLUDES CERTAIN SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |         5.0%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |         IN
    |
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 532187107                                            Page 6 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |            John E. Runnells
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |            PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      |      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |            U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        1,800
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        602,200
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        1,800
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        602,200
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         604,000
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    |   EXCLUDES CERTAIN SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |         4.9%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |         IN
    |
--------------------------------------------------------------------------------

     This Amendment No. 1 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the "Issuer") is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells") (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

     Item 3. Source and Amount of Funds or Other Consideration.

     As of August 5, 1999, Associates owned 333,100 shares of LCBM Common Stock, which it acquired at an aggregate cost of $2,466,433; Life Sciences owned 269,100 shares of LCBM Common Stock, which it acquired at an aggregate cost of $2,039,385; Baksa owned 114,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $1,103,181; Lasersohn owned 20,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $183,750; and Runnells owned 1,800 shares of LCBM Common Stock, which he acquired at an aggregate cost of $17,550. All of the 738,000 shares of LCBM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by each of the three Individuals was such Individual's personal funds.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the aggregate 738,000 Shares beneficially owned by all the Reporting Persons, 333,100 shares (approximately 2.7% of the total outstanding) are directly and beneficially owned by Associates; 269,100 shares (approximately 2.2% of the total outstanding) are directly and beneficially owned by Life Sciences; 114,000 shares (approximately 0.9% of the total outstanding) are directly and beneficially owned by Baksa; 20,000 shares (approximately 0.2% of the total outstanding) are directly and beneficially owned by Lasersohn; and 1,800 shares (less than 0.1% of the total outstanding) are directly and beneficially owned by Runnells. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

     In addition, Group may be deemed to be the beneficial owner of all 602,200 Shares (approximately 4.9% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 602,200 Shares (approximately 4.9% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in LCBM Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of LCBM Common Stock effected in the open market:

  Person
 Effecting                   Date of                Number of          Price per
Transaction                Transaction               Shares              Share
-----------                -----------              ---------          ---------
Associates                 June 7, 1999              10,000             $10.19
Associates                 June 8, 1999               1,500             $10.19
Associates                 June 10, 1999             10,000             $10.19
Associates                 June 11, 1999              5,000             $ 9.94
Associates                 June 22, 1999              1,000             $ 9.06
Associates                 June 23, 1999              7,000             $ 9.25
Associates                 July 21, 1999              5,000             $10.38
Associates                 July 22, 1999              2,500             $ 9.88
Associates                 July 23, 1999              2,500             $ 9.88
Associates                 July 29, 1999              7,000             $ 9.31
Associates                 August 4, 1999             7,000             $ 9.50
Associates                 August 5, 1999             5,000             $ 9.20
Life Sciences              June 30, 1999              2,000             $11.63
Life Sciences              July 22, 1999              2,500             $ 9.88
Life Sciences              July 29, 1999              3,000             $ 9.31
Life Sciences              August 3, 1999             2,500             $ 9.44
Life Sciences              August 4, 1999             3,000             $ 9.50
Life Sciences              August 5, 1999             3,000             $ 9.20
Lasersohn                  July 30, 1999              5,000             $ 9.50

             (d) and (e) Not applicable.

     Signature.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

August 10, 1999                             VERTICAL FUND ASSOCIATES, L.P.
                                            BY: THE VERTICAL GROUP, L.P.
                                            General Partner


                                            By: /s/ John E. Runnells
                                                ------------------------
                                                John E. Runnells
                                                General Partner


                                            VERTICAL LIFE SCIENCES, L.P.
                                            BY: THE VERTICAL GROUP, L.P.
                                            General Partner


                                            By: /s/ John E. Runnells
                                                ------------------------
                                                John E. Runnells
                                                General Partner


                                            /s/ Stephen D. Baksa
                                            ----------------------------
                                            Stephen D. Baksa


                                            /s/ Jack W. Lasersohn
                                            ----------------------------
                                            Jack W. Lasersohn


                                            /s/ John E. Runnells
                                            ----------------------------
                                            John E. Runnells